Mystique Energy, Inc.

FILE No. 82-34712
RULE 12G3-2(B) UNDER
SECURITIES EXCHANGE
ACT OF 1934

04012741

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 09 2004
181
WASH., D.C.

2004-01-30

United States Securities
And Exchange Commission
Washington, DC 20549

Dear Sir or Madam:

Re: Press Release

Please find enclosed the latest press release for Schwanberg International.

Should you have any questions regarding this document please contact Savi Franz, Chief Executive Officer at 403.261.3634 ext. 221.

Regards,

SCHWANBERG INTERNATIONAL INCORPORATED

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Wendy Irvine
Executive Assistant

1950, 101 - 6 Ave SW
Calgary, AB T2P 3P4

Phone: 403.261.3634
Fax: 403.265.3348

SCHWANBERG INTERNATIONAL INCORPORATED

News Release **January 30, 2004**

For Immediate Release:

Schwanberg International Incorporated Changes Company Name to Mystique Energy, Inc. ("MYS")

CALGARY, Alberta (January 30, 2004) – Schwanberg International Incorporated (SCH:TSX) announced today that its name has been changed to Mystique Energy, Inc. ("Mystique"). The name was registered on January 19, 2004 in accordance with the Business Corporations Act (Alberta). Mystique's common shares will begin trading on the TSX Venture Exchange under the new trading symbol "MYS" on February 2, 2004.

Based in Calgary, Mystique is involved in the exploration and exploitation of petroleum reserves in Western Canada. For additional information on Mystique, please contact:

Mr. Burkhard Franz
President
Tel: 403.261.3634
Fax: 403.265.3348
burkhard@mystiqueenergy.ca

Ms. Savi Franz
Chief Financial Officer
Tel: 403.261.3634
Fax: 403.265.3348
savi@mystiqueenergy.ca

1950, 101 6th Avenue SW
Calgary, Alberta
T2P 3P4

Direct Line: (403) 261-3634

December 16, 2003

Dear Sirs:

Re: Amalgamating Lanex Resources Inc., 650256 Alberta Ltd, Macroplus Energy Inc. into Schwanberg International Incorporated and Changing Corporate Name to Mystique Energy, Inc

The above mentioned companies have been amalgamated into Schwanberg International Incorporated ("Schwanberg") and the corporate name has been changed to Mystique Energy, Inc. ("Mystique") effective December 31, 2003. Prior to this amalgamation, the parent company of all of the above companies was Schwanberg. This change was done in accordance with the provisions of section 173 (1)(a) of the *Business Corporations Act* (Alberta). A Copy of the Certificate of Amendment and Registration Statement evidencing the name change are attached for your information and records.

All business activities previously conducted by the above companies will be conducted on and after the effective date of December 31, 2003, by Mystique., and Mystique will assume all of Schwanberg's rights, duties and obligations under all existing business transactions.

Invoices issued on or after January 1, 2004 will be issued from Mystique. All bank account numbers will remain the same. Our address, telephone numbers, and facsimile numbers remain the same.

Please be advised that despite the reorganization, nothing will change from an operational standpoint. You will continue to deal with the same personnel who will continue to offer the same service

We appreciate your business and trust that this reorganization will not cause any inconvenience to you.

If you have any questions, please contact Savi Franz or Wendy Irvine at 403-261-3634.

Yours truly,

Savi Franz
Director

CORPORATE ACCESS NUMBER: 2010839682

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

SCHWANBERG INTERNATIONAL INCORPORATED
IS THE RESULT OF AN AMALGAMATION FILED ON 2004/01/01.

BUSINESS CORPORATIONS ACT

FORM 9

ALBERTA

CONSUMER AND
CORPORATE AFFAIRS

ARTICLES OF AMALGAMATION

1. NAME OF AMALGAMATED CORPORATION:
SCHWANBERG INTERNATIONAL INCORPORATED

2. CORPORATE ACCESS NUMBER:
201083968Z

3. THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

SEE ATTACHED SCHEDULE "A".

4. RESTRICTIONS IF ANY ON SHARE TRANSFERS:

NO RESTRICTIONS

5. NUMBER (OR MINIMUM OR MAXIMUM NUMBER) OF DIRECTORS:

MINIMUM OF THREE (3) AND A MAXIMUM OF TWELVE (12).

6. RESTRICTIONS IF ANY ON BUSINESS THE CORPORATION MAY CARRY ON:

NONE

7. OTHER PROVISIONS IF ANY:

NONE

8. NAME OF AMALGAMATING CORPORATIONS	CORPORATE ACCESS NO.
SCHWANBERG INTERNATIONAL INCORPORATED	201083967 4
LANEX RESOURCES INC.	205447030

9. DATE	SIGNATURE	TITLE
January 1, 2004	Savi Franz	Director and Chief Financial Officer

CORPORATE ACCESS NUMBER: 2010839682

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

SCHWANBERG INTERNATIONAL INCORPORATED
CHANGED ITS NAME TO MYSTIQUE ENERGY, INC. ON 2004/01/19.

ALBERTA CONSUMER AND CORPORATE AFFAIRS

FORM 4

ARTICLES OF AMENDMENT

1. *Name of Corporation:* SCHWANBERG INTERNATIONAL INCORPORATED	2. *Corporate Access Number:* 2010839682

3. The Articles of the above-named Corporation are amended as follows:

Pursuant to Subsection 173(1)(a) the name of the Corporation shall be changed to MYSTIQUE ENERGY, INC.

4. *Date* January 19, 2004	*Signature* Brent J. Walter	*Title* Director

Jun 19/04